SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Transaction Systems Architects, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

893416 10 7
(CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    586,839 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,485,626 (2)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,486,126 (2)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.7%

12)        TYPE OF REPORTING PERSON*

             HC


_________________________
(1) Includes 586,339 shares of Class A Common Stock issuable upon conversion of Class B Common Stock deemed to be beneficially owned by Norwest Corporation. By reason of certain restrictions imposed by the Bank Holding Company Act of 1956, Norwest Corporation and its affiliates are prohibited from exercising voting power with respect to more than 5% of the outstanding shares of Class A Common Stock. The total of 586,339 shares represents 5% of the outstanding shares of Class A Common Stock, assuming such 586,339 shares are outstanding for purposes of computing the percentage.

(2) Includes 1,485,626 shares of Class A Common Stock issuable upon conversion of Class B Common Stock deemed to be beneficially owned by Norwest Corporation.


                                   13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Limited, Inc.
            Tax Identification No.  41-1647371

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    586,339 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,485,626 (2)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,485,626 (2)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.7%

12)        TYPE OF REPORTING PERSON*

             CO


_________________________
(1) Issuable upon conversion of Class B Common Stock deemed to be beneficially owned by Norwest Limited, Inc. By reason of certain restrictions imposed by the Bank Holding Company Act of 1956, Norwest Corporation and its affiliates (including Norwest Limited, Inc.) are prohibited from exercising voting power with respect to more than 5% of the outstanding shares of Class A Common Stock. The total of 586,339 shares represents 5% of the outstanding shares of Class A Common Stock, assuming such 586,339 shares are outstanding for purposes of computing the percentage.

(2) Issuable upon conversion of Class B Common Stock deemed to be beneficially owned by Norwest Limited, Inc.



                                   13G

CUSIP NO.  893416 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Capital, L.L.C.
            Tax Identification No.  41-1814661

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    586,339 (1)
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,485,626 (2)
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,485,626 (2)

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             12.7%

12)        TYPE OF REPORTING PERSON*

             OO


_________________________
(1) Issuable upon conversion of Class B Common Stock deemed to be beneficially owned by Norwest Equity Capital, L.L.C. By reason of certain restrictions imposed by the Bank Holding Company Act of 1956, Norwest Corporation and its affiliates (including Norwest Equity Capital, L.L.C.) are prohibited from exercising voting power with respect to more than 5% of the outstanding shares of Class A Common Stock. The total of 586,339 shares represents 5% of the outstanding shares of Class A Common Stock, assuming such 586,339 shares are outstanding for purposes of computing the percentage.

(2) Issuable upon conversion of Class B Common Stock deemed to be beneficially owned by Norwest Equity Capital, L.L.C.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries which join Norwest Corporation in disclaiming beneficial ownership is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Transaction Systems Architects, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           33z0 South 108th Avenue
           Omaha, NE  68154

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Limited, Inc. (NLI)
           3.  Norwest Equity Capital, L.L.C. (NEC)

           This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(c).

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Limited, Inc.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

           3.  Norwest Equity Capital, L.L.C.
               2800 Piper Jaffray Tower
               222 So. Ninth St.
               Minneapolis, MN  55402

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NLI:  Minnesota
           3.  NEC:  Minnesota



Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           893416 10 7

Item 3 Norwest Corporation is a Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership:

           (a) Amount beneficially owned: 1,486,126 shares (consists solely of shares deemed to be beneficially owned by Norwest Corporation through its subsidiaries)

           (b)  Percent of class:  12.7%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  586,839

               (ii)   Shared power to vote or direct the vote:  0

               (iii)  Sole power to dispose or to direct the
                      disposition of:  1,485,626

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

           Each of Norwest Corporation and NLI disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that they are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 8, 1996

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below. Norwest Limited, Inc. is a wholly owned subsidiary of Norwest Corporation and owns a controlling interest in Norwest Equity Capital, L.L.C.

Norwest Bank Nebraska , National Association, classified for purposes of Regulation 13d-1(b)(1)(ii)(B), as a bank.

Norwest Equity Capital, L.L.C. is a Minnesota limited liability company filing pursuant to Rule 13d-1(c).

Norwest Limited, Inc. is a Minnesota corporation filing pursuant to Rule 13d-1(c).



AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached and any amendments to such Schedule 13G shall be filed on behalf of Norwest Corporation. Norwest Limited, Inc. is a wholly owned subsidiary of Norwest Corporation and owns a controlling interest in Norwest Equity Capital, L.L.C.

Dated:  February 8, 1996

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
           and Secretary

NORWEST EQUITY CAPITAL, L.L.C.



By:  /s/ John P. Whaley
         John P. Whaley, Vice President and
           Treasurer